Filed Pursuant to Rule 424(b)(3)

File No. 333-263434

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 30, 2025, as supplemented)

Teucrium Corn Fund

This supplement is to the prospectus (the “Prospectus”) of Teucrium Commodity Trust (the “Trust”) dated April 30, 2025, which relates to shares (the “Shares”) issued by Teucrium Corn Fund (the “Fund”), a series of the Trust. The Shares have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing File No. 333-263434. Capitalized terms used but not defined herein shall have the meanings assigned to them by the Prospectus. This Prospectus supplement should be read in its entirety and kept together with your Prospectus for future reference.

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Effective January 1, 2026, Cory Mullen-Rusin resigned as the Chief Compliance Officer of Teucrium Trading, LLC (the “Sponsor”), Sponsor of the Fund.

Effective January 1, 2026, Christi Powitzky was appointed as the Chief Compliance Officer of the Sponsor.

Accordingly, the Prospectus is hereby revised as follows:

The section of the Prospectus titled “The Sponsor is leanly staffed and relies heavily on key personnel to manage trading activities” is hereby deleted and replaced with the following:

The Sponsor is leanly staffed and relies heavily on key personnel to manage trading activities.

In managing and directing the day-to-day activities and affairs of the Fund, the Sponsor relies almost entirely on a small number of individuals, including Mr. Sal Gilbertie, Mr. Springer Harris, Ms. Cory Mullen-Rusin and Ms. Christi Powitzky. If Mr. Gilbertie, Mr. Harris, Ms. Mullen-Rusin or Ms. Powitzky were to leave or be unable to carry out their present responsibilities, it may have an adverse effect on the management of the Fund. To the extent that the Sponsor establishes additional commodity pools, even greater demands will be placed on these individuals.

The first paragraph of the section of the Prospectus titled “The Offering – The Sponsor – Management of the Sponsor” is hereby deleted and replaced with the following:

In general, under the Sponsor’s Amended and Restated Limited Liability Company Operating Agreement, as amended from time to time, the Sponsor (and as a result the Trust and each Fund) is managed by the officers of the Sponsor. The Chief Executive Officer of the Sponsor is responsible for the overall strategic direction of the Sponsor and has general control of its business. The Chief Investment Officer and President of the Sponsor is primarily responsible for new investment product development with respect to the Funds. The Chief Operating Officer has primary responsibility for trade operations, trade execution, and portfolio activities with respect to the Fund. The Chief Financial Officer and Chief Accounting Officer act as the Sponsor’s principal financial and accounting officers. The Chief Compliance Officer has primary responsibility for developing, instituting, and monitoring the effectiveness of processes and procedures to comply with all regulatory requirements. Furthermore, certain fundamental actions regarding the Sponsor, such as the removal of officers, the addition or substitution of members, or the incurrence of liabilities other than those incurred in the ordinary course of business and de minimis liabilities, may not be taken without the affirmative vote of a majority of the Class A members (which is generally defined as the affirmative vote of each Mr. Gilbertie and Van Eck Associates Corporation). The Sponsor has no board of directors, and the Trust has no board of directors or officers. The three Class A members of the Sponsor are Sal Gilbertie, Carl N. Miller III, and Van Eck Associates Corporation.

The fourth paragraph of the section of the Prospectus titled “The Offering – The Sponsor – Management of the Sponsor” is hereby deleted and replaced with the following:

Cory Mullen-Rusin has been the Chief Financial Officer and Chief Accounting Officer of the Sponsor since September 17, 2018 and Ms. Mullen-Rusin has primary responsibility for the financial management, compliance and reporting of the Sponsor and is in charge of its books of account and accounting records, and its accounting procedures. She maintains her main business office at Three Main Street, Suite 215, Burlington, Vermont 05401. Ms. Mullen-Rusin was approved by the NFA as a Principal of the Sponsor on October 8, 2018. Ms. Mullen-Rusin began working for the Sponsor in September 2011 and worked directly with the former CFO at the Sponsor for seven years. Her responsibilities included aspects of financial planning, financial operations, and financial reporting for the Trust and the Sponsor. Additionally, Ms. Mullen-Rusin was the Chief Compliance Officer of the Sponsor from September 17, 2018 through December 31, 2025. In that role, she had primary responsibility for developing, instituting, and monitoring the effectiveness of processes and procedures to comply with all regulatory agency requirements. Ms. Mullen-Rusin is an officer of Teucrium Investment Advisors, LLC, a wholly owned subsidiary of Teucrium Trading, LLC effective January 21, 2022. Ms. Mullen-Rusin was approved by the NFA as a Principal of Teucrium Investment Advisors, LLC on April 28, 2022. Ms. Mullen-Rusin generally assumes the same roles and duties held in the parent company within the subsidiary. Ms. Mullen-Rusin graduated from Boston College with a Bachelor of Arts and Science in Communications in 2009, where she was a four-year scholarship player on the NCAA Division I Women’s Basketball team. In 2017, she earned a Master of Business Administration from Nichols College. Ms. Mullen-Rusin is 38 years old.

Christi Powitzky has been the Chief Compliance Officer of the Sponsor since January 1, 2026 and was approved by the NFA as a Principal of the Sponsor on January 2, 2026. Ms. Powitzky is responsible for developing, instituting, and monitoring the effectiveness of processes and procedures to comply with all regulatory requirements.  Ms. Powitzky has over fifteen years of experience as a compliance officer. Ms. Powitzky has been the Chief Compliance Officer of Teucrium Investment Advisors, LLC, a wholly owned subsidiary of Teucrium Trading, LLC since August 2025. Ms. Powitzky was approved by the NFA as a Principal of Teucrium Investment Advisors, LLC on August 22, 2025. Ms. Powitzky generally assumes the same roles and duties in the subsidiary as in the parent company. Prior to joining the Sponsor, Ms. Powitzky served as Chief Compliance Officer of the Listed Funds Trust, an open-end management investment company consisting of multiple investment series, from June 2022 to August 2025. From June 2021 to July 2022, Ms. Powitzky was a Principal Consultant at ACA Group, a financial services company. From November 2018 to June 2021, Ms. Powitzky served as the Lead Manager of Global Communications Compliance for T. Rowe Price, a global investment management firm. Ms. Powitzky received her Bachelor of Science in Education from the University of Texas at Austin and her Master of Business Administration in Finance from the University of Houston. She maintains her main business office at Three Main Street, Suite 215, Burlington, Vermont 05401. She is 51 years old.

The sixth paragraph of the section of the Prospectus titled “The Offering – The Sponsor – Management of the Sponsor” is hereby deleted and replaced with the following:

Messrs. Gilbertie and Harris, Van Eck Associates Corporation, Ms. Mullen-Rusin and Ms. Powitzky are “principals,” as that term is defined in CFTC Rule 3.1, of the Sponsor and Teucrium Investment Advisors, LLC. These persons are principals due to their positions and/or due to their ownership interests in the Sponsor. GFI Group LLC is a principal under CFTC Rules due to its ownership of certain non-voting securities of the Sponsor and Teucrium Investment Advisors, LLC. NMSIC Classic LLC is a principal under CFTC Rules due to its greater than 10% capital contribution to the Sponsor. The Sponsor is a listed principal of Teucrium Investment Advisors, LLC due to its 100% ownership of the entity

The date of this prospectus is January 2, 2026